SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES RECORD EBITDA
OF Ps. 1.1 BILLION FOR 2Q05, UP 17%

-- Revenues up 18% to Ps. 7.6 Billion for 2Q05 --

-- Banco Azteca’s Customer Deposits Grew 75% to Ps. 22.5 Billion
and Gross Credit Portfolio Increased 77% to Ps. 13.0 Billion --

Highlights

  The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, approximately 97% as of June 30, 2005.

  On June 1, Círculo de Crédito, S.A. de C.V. received authorization from the Ministry of Finance to start operations as the new credit information bureau for individuals in Mexico.

Financial Highlights:

Millions of Pesos of constant purchasing power as of June 30, 2005.

			Change				Change
	2Q04	2Q05	$	%	6M04	6M05	$	%

Consolidated Revenues	6,456	7,645	1,190	18.4%	12,117	14,831	2,714	22.4%
Gross Profit	2,835	3,441	605	21.4%	5,280	6,715	1,435	27.2%
EBITDA	990	1,159	170	17.1%	1,853	2,186	333	18.0%
Net Income	262	352	89	34.0%	846	870	24	2.9%
EPS (pesos per share) (1)	1.10	1.44	0.33	30.1%	3.56	3.55	(0.00)	(0.1%)
EPS (US$ per ADR) *	0.41	0.53	0.12	30.1%	1.32	1.32	(0.00)	(0.1%)
(1) Calculation based on 244,876,000 Elektra* (61,219,000 GDSs equivalent) weighted average at June 30, 2005 and 237,716,000 Elektra* (59,429,000 GDSs equivalent) weighted average outstanding at June 30, 2004.
*Ps. 10.77 per US$

Mexico City, July 25, 2005 – Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the second quarter of 2005.

     Javier Sarro, CEO of Grupo Elektra said, “Our second quarter financial results were consistent with the outlook we provided for 2005. We are very enthusiastic that the overall business expansion translated into solid earnings growth and further improvements in profitability and bottom line”.

     Carlos Septién, Banco Azteca’s CEO said, “We are delighted with Banco Azteca’s strong financial results, which exceeded our expectations. Banco Azteca represents an optimal alternative to grant reliable consumer credit for millions of families who have been able to increase their purchasing power and improve their quality of life though access to high quality products and services. Likewise, we are transforming the Mexican banking system with our unique products and services, and principally, the savings culture in a large under attended segment of the population”.

Financial Division

Banco Azteca

     For 2Q05, Banco Azteca reported net income of Ps. 122.0 million, 28.4% higher than the net income of Ps. 95.0 million for 2Q04.

     As of June 30, 2005, the estimated capitalization index of Banco Azteca was 11.3%, flat when compared with the index of June 2004. The capitalization index exceeds the 8.0% minimum required by Mexican regulators.

     Gross Credit Portfolio

     Banco Azteca’s total gross credit portfolio increased 76.9%, reaching Ps. 13.0 billion from Ps. 7.4 billion at the end of 2Q04. The average term of the credit portfolio at the end of the 2Q05, was 54 weeks. At the end of 2Q05, we had a total of 4.5 million active accounts, representing a 38.7% increase from 2Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, approximately 97% as of June 30, 2005.

     Savings Accounts and Term Deposits

     Net deposits increased 74.5% to Ps. 22.5 billion in 2Q05 from Ps. 12.9 billion in 2Q04, and the total number of accounts rose to 6.8 million.

Afore Azteca

     For 2Q05, Afore Azteca reported a net income of Ps. 1.0 million from a net income of Ps. 5.0 million for 2Q04. As of June 30, 2005, Siefore Azteca reached Ps. 4.2 billion in net assets under management, and yielded an 8.67% return.

Seguros Azteca

     For the fifth consecutive quarter, Seguros Azteca recorded a positive net income; this time of Ps. 37.0 million, from a net income of Ps. 7.0 million in 2Q04.

Círculo de Crédito

     On June 1, Círculo de Crédito, S.A. de C.V. received authorization from the Ministry of Finance to start operations as the new credit information bureau for individuals in Mexico. Grupo Elektra partnered with Banco Afirme, S.A., Coppel, S.A. de C.V., Grupo Chedraui, S.A. de C.V., and two other private investors to create Círculo de Crédito. Each partner of the new credit bureau has 18% equity stake with the exception of the two private investors who each has a 14% equity stake. The new credit bureau primarily intends to obtain, manage and send information on the credit history of individuals.

Commercial Division

     Commercial division revenues decreased 1.0%, due primarily to lower merchandise revenues that result from the closing of certain stores that did not reach our profitability standards. However, Latin American operations continued to show favorable results.

     Total Debt and Net Debt

     At the end of 2Q05, the commercial division’s total debt with cost was Ps. 3.6 billion, 8.5% lower compared with Ps. 3.9 billion at the end of 2Q04. Net debt at the commercial division decreased to a negative amount of Ps. 576.3 million in 2Q05 from Ps. 1.1 billion in 2Q04.

Consolidated Financial Results

     Consolidated Revenues

     Consolidated revenues increased 18.4% to Ps. 7.6 billion in 2Q05 from Ps. 6.5 billion in 2Q04.

     EBITDA

     Consolidated EBITDA reached Ps. 1.1 billion, a 17.1% increase from Ps. 989.9 million in 2Q04. During the quarter, the growth in operating expenses was offset by higher consolidated revenues and a 110 basis points higher consolidated gross margin, from 43.9% in 2Q04 to 45.0% in 2Q05. Consolidated EBITDA margin reached 15.2%, 10 basis points lower than the 15.3% reported in 2Q04.

EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of June 30, 2005.
			Change				Change
	2Q04	2Q05	$	%	6M04	6M05	$	%

EBITDA	990	1,159	170	17.1%	1,853	2,186	333	18.0%
Operating Profit	749	836	88	11.7%	1,356	1,556	200	14.8%

     Operating Expenses

     During the quarter, operating expenses grew 24.8% to Ps. 2.6 billion in 2Q05 from Ps. 2.1 billion in 2Q04. The increase in operating expenses was mainly the result of hiring and training of employees; door-to-door sales initiatives; increased operations from 137 net new stores; and higher advertising expenses from our new business units.

Comprehensive Cost of Financing

     The commercial division comprehensive cost of financing for 2Q05 was Ps. 609.3 million, 59.9% higher when compared with the Ps. 381.1 million in 2Q04. The difference in the cost of financing is explained by:

  A Ps. 330.5 million loss in equity swaps operations explained by the impact of the implementation of Mexican accounting Bulletin C-10 on the Company’s position in equity swaps. Bulletin C-10, "Derivative Financial Instruments and Coverage Operations" of Mexican GAAP states that realized and unrealized gains and losses on interest rate swaps and options, on foreign exchange options and forward contracts, are recognized in the income statement of the period and are included in the comprehensive cost of financing; and
  An increase in FX losses of Ps. 147.3 million in the period.

These were partially offset by:

  A Ps. 159.8 million decrease in interest expense resulting from a lower level of debt with cost this quarter largely due to the four years in advance redemption of the full amount of the 12% US$275 million Senior Notes due in 2008;
  A Ps. 5.1 million increase in interest income; and
  A Ps. 3.4 million increase in monetary gains.

     On a proforma basis, excluding the Ps. 330.5 million loss in equity swaps operations, the comprehensive cost of financing in 2Q05 was Ps. 278.7 million, 7.0% lower compared with the proforma Ps. 299.7 million of 2Q04.

     Operating Profit

     During the quarter, operating income increased 11.7% despite a 30.8% growth in depreciation and amortization. The rise in D&A results from increased fixed assets in both the commercial and the financial divisions.

     Net Income

     Our positive operating performance, coupled with a Ps. 276.3 million gain from our equity participation in Comunicaciones Avanzadas, partially offset by the increase in the comprehensive cost of financing, led to a net income of Ps. 351.5 million in 2Q05, 34.0% higher than the Ps. 262.3 million net income of 2Q04.

     On a proforma basis, excluding the Ps. 330.5 million loss in equity swaps operations in the comprehensive cost of financing in 2Q05, net income for 2Q05 was Ps. 682.1 million, 98.5% higher when compared with the proforma Ps. 343.7 million of 2Q04.

     CAPEX

     Capital expenditures in the first half of 2005 were Ps. 593.3 million, principally due to our expansion and the purchases of communications equipment.

     Cash and Cash Equivalents

     Total cash and cash equivalents rose 89.0% to Ps. 17.9 billion in 2Q05 from Ps. 9.5 billion in 2Q04, comprised of a 48.8% increase to Ps. 4.2 billion from the commercial division and a 106.1% growth to Ps. 13.7 billion from the financial division in line with the increase in customer deposits.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio increased 75.6% to Ps. 13.6 billion in 2Q05 from Ps. 7.8 billion at the end of 2Q04. Collection rate for the credit portfolio remained at 97%.

     Equity

     Consolidated equity grew 10.4% to Ps. 7.9 billion in 2Q05 from Ps. 7.2 billion in 2Q04.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Contacts:

Esteban Galíndez, CFA	Bruno Rangel
Director of Finance and I.R.	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720 9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720 0831
egalindez@elektra.com.mx	jrangelk@tvazteca.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF JUNE 30, 2005 PURCHASING POWER

	2Q04		2Q05		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	75%	4,811.4	62%	4,749.4	(62.0)	-1%
Financial Revenues	25%	1,644.4	38%	2,895.9	1,251.6	76%

Total Revenues	100%	6,455.8	100%	7,645.4	1,189.6	18%

Commercial Cost	51%	3,320.0	43%	3,294.2	(25.7)	-1%
Financial Cost	5%	300.5	12%	910.4	609.9	n.m.

Total Cost	56%	3,620.5	55%	4,204.7	584.1	16%

Gross Profit	44%	2,835.2	45%	3,440.7	605.5	21%

Selling, General & Administrative Expenses	28%	1,838.9	30%	2,280.8	441.9	24%
Depreciation and Amortization	4%	247.5	4%	323.8	76.3	31%

Total Operating Expenses	32%	2,086.5	34%	2,604.6	518.2	25%

Operating Income	12%	748.8	11%	836.1	87.3	12%

EBITDA *	15%	989.9	15%	1,159.4	169.5	17%

Comprehensive Cost of Financing:
Interest income	0%	24.2	0%	29.3	5.1	21%
Interest expense	-5%	(340.6)	-2%	(180.9)	159.8	-47%
Gain (loss) in Foreign exchange	0%	10.4	-2%	(136.9)	(147.3)	n.a.
Monetary gain	0%	6.3	0%	9.7	3.4	55%
Loss in Equity Swaps (1)	-1%	(81.4)	-4%	(330.5)	(249.2)	n.m.

	-6%	(381.1)	-8%	(609.3)	(228.2)	60%

Income before taxes	6%	367.7	3%	226.8	(140.9)	-38%

Provision for taxes	-2%	(104.5)	-2%	(151.5)	(47.1)	45%

Equity in income of CASA (TV Azteca)	0%	(0.9)	4%	276.3	277.2	n.a.

Income of majority stockholders	4%	262.3	5%	351.5	89.2	34%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

(1) Equity Swaps Valuation

	Million	Million	Million	Million
	Shares	Pesos	Shares	Pesos

Beginning Shares @ $63.7 in 2004 and $93.4 in 2005	11.52	733.8	22.36	2,088.6
Ending Shares @ $64.9 in 2004 and $79.0 in 2005	10.05	652.4	22.25	1,758.1

Loss in Equity Swaps		(81.4)		(330.5)

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF JUNE 30, 2005 PURCHASING POWER

	2Q04		2Q05		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	74%	9,013.5	63%	9,315.0	301.5	3%
Financial Revenues	26%	3,103.7	37%	5,516.4	2,412.7	78%

Total Revenues	100%	12,117.1	100%	14,831.4	2,714.2	22%

Commercial Cost	51%	6,168.7	44%	6,480.0	311.4	5%
Financial Cost	6%	668.8	11%	1,636.4	967.6	n.m.

Total Cost	56%	6,837.4	55%	8,116.4	1,279.0	19%

Gross Profit	44%	5,279.7	45%	6,714.9	1,435.2	27%

Selling, General & Administrative Expenses	28%	3,425.9	31%	4,528.5	1,102.5	32%
Depreciation and Amortization	4%	498.1	4%	630.5	132.4	27%

Total Operating Expenses	32%	3,924.0	35%	5,159.0	1,234.9	31%

Operating Income	11%	1,355.7	10%	1,556.0	200.3	15%

EBITDA *	15%	1,852.7	15%	2,186.2	333.5	18%

Comprehensive Cost of Financing:
Interest income	0%	53.1	0%	56.1	3.0	6%
Interest expense	-4%	(497.5)	-2%	(340.3)	157.2	-32%
Gain (loss) in Foreign exchange	0%	31.5	-1%	(128.5)	(160.0)	n.a.
Monetary gain	0%	23.4	0%	27.7	4.3	18%
Gain (loss) in Equity Swaps (1)	1%	72.9	-2%	(330.5)	(403.4)	n.a.

	-3%	(316.6)	-5%	(715.6)	(399.0)	n.m.

Income before taxes	9%	1,039.1	6%	840.4	(198.7)	-19%

Provision for taxes	-2%	(193.0)	-2%	(258.0)	(65.0)	34%

Equity in income of CASA (TV Azteca)	0%	(0.2)	2%	288.0	288.2	n.a.

Income of majority stockholders	7%	845.9	6%	870.4	24.5	3%

Last Twelve Months EBITDA		3,795.2		4,489.9	694.7	18%

Last Twelve Months Net Income		1,602.5		1,910.0	307.6	19%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

(1) Equity Swaps Valuation

	Million	Million	Million	Million
	Shares	Pesos	Shares	Pesos

Beginning Shares @ $59.5 in 2004 and $93.4 in 2005	9.75	580.1	22.36	2,088.6
Ending Shares @ $64.9 in 2004 and $79.0 in 2005	10.06	653.0	22.25	1,758.1

Gain (loss) in Equity Swaps		72.9		(330.5)

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF JUNE 30, 2005 PURCHASING POWER

	2Q04			2Q05			Change

CONSOLIDATED BALANCE SHEET

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

Cash	220.7	455.5	676.2	434.9	1,461.8	1,896.7	1,220.5	n.m.

Marketable Securities and investments	2,597.5	6,217.9	8,815.4	3,757.9	12,289.1	16,047.1	7,231.7	82%

Commercial Loans	-	803.4	803.4	-	3,275.3	3,275.3	2,471.9	n.m.
Consumer Loans	415.1	6,337.5	6,752.6	632.3	9,149.8	9,782.1	3,029.5	45%
Mortgage Loans	-	6.3	6.3	-	95.6	95.6	89.3	n.m.

Performing Loan Portfolio	415.1	7,147.1	7,562.2	632.3	12,520.6	13,152.9	5,590.7	74%
Past due Commercial Loans	-	8.3	8.3	-	7.6	7.6	(0.8)	-9%
Past due Consumer Loans	-	205.5	205.5	-	492.8	492.8	287.2	n.m.

Total Past-due Loans	-	213.9	213.9	-	500.3	500.3	286.4	n.m.

Gross Loan Portfolio	415.1	7,361.0	7,776.1	632.3	13,021.0	13,653.2	5,877.2	76%

Allowance for bad Loans	36.1	501.8	537.9	78.9	859.3	938.2	400.2	74%

Total Net Loan Portfolio	378.9	6,859.2	7,238.1	553.4	12,161.7	12,715.1	5,476.9	76%

Other Current Assets	742.2	407.2	1,149.4	707.6	772.4	1,480.0	330.6	29%

Inventory	3,538.6	-	3,538.6	3,172.8	-	3,172.8	(365.8)	-10%

Current assets	7,478.0	13,939.8	21,417.8	8,626.8	26,685.0	35,311.7	13,893.9	65%

Investment in Shares	1,035.0	5.0	1,039.9	1,200.3	11.1	1,211.4	171.5	16%
Goodwill	1,362.2	-	1,362.2	766.6	-	766.6	(595.6)	-44%
Fixed Assets	4,055.7	445.5	4,501.2	4,332.4	965.6	5,298.0	796.8	18%
Other Assets	492.1	161.0	653.0	300.8	200.9	501.7	(151.3)	-23%

TOTAL ASSETS	14,423.0	14,551.2	28,974.2	15,226.8	27,862.6	43,089.4	14,115.2	49%

Demand Deposits	-	12,875.9	12,875.9	-	22,468.4	22,468.4	9,592.6	75%

Short-Term Bank Debt	1,105.9	20.9	1,126.8	1,015.6	-	1,015.6	(111.2)	-10%
Capitalized Lease Obligations	119.1	-	119.1	1.0	-	1.0	(118.0)	-99%

Short-Term Liabilities with Financial Cost	1,225.0	20.9	1,245.9	1,016.6	-	1,016.6	(229.3)	-18%

Suppliers	3,092.2	-	3,092.2	4,105.2	-	4,105.2	1,012.9	33%
Other Short-Term Liabilities	42.6	504.5	547.1	266.7	1,232.6	1,499.3	952.2	n.m.

Short-Term Liabilities without Financial Cost	3,134.9	504.5	3,639.4	4,371.9	1,232.6	5,604.5	1,965.1	54%

Total Short-Term Liabilities	4,359.9	13,401.2	17,761.1	5,388.5	23,701.0	29,089.6	11,328.4	64%

Long-Term Bank Debt	2,712.6	120.0	2,832.6	2,600.0	-	2,600.0	(232.6)	-8%
Capitalized Lease Obligations	16.5	-	16.5	-	-	-	(16.5)	-100%

Long-term Liabilities with Financial Cost	2,729.1	120.0	2,849.1	2,600.0	-	2,600.0	(249.1)	-9%

Long-term Liabilities Without Financial Cost	1,259.3	(68.2)	1,191.1	1,524.6	1,958.2	3,482.8	2,291.6	n.m.

Total Long-Term Liabilities	3,988.4	51.8	4,040.2	4,124.6	1,958.2	6,082.8	2,042.5	51%

TOTAL LIABILITIES	8,348.3	13,453.1	21,801.4	9,513.1	25,659.2	35,172.3	13,371.0	61%

Stockholders' Equity	6,074.7	1,098.2	7,172.8	5,713.7	2,203.4	7,917.1	744.3	10%

LIABILITIES + EQUITY	14,423.0	14,551.2	28,974.2	15,226.8	27,862.6	43,089.4	14,115.2	49%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF JUNE 30, 2005 PURCHASING POWER

	2Q04		2Q05			Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores

Elektra Mexico	73%	657	72%	746		89	14%
Elektra Latin America	8%	72	8%	79		7	10%
Bodega de Remates	10%	88	8%	81		(7)	-8%
Salinas y Rocha	10%	87	7%	76		(11)	-13%
Elektricity	0%	-	6%	59		59	n.m.

TOTAL	100%	904	100%	1,041		137	15%

Floor Space (m²)

Elektra Mexico	72%	483,106	75%	580,120		97,014	20%
Elektra Latin America	9%	57,489	8%	64,758		7,269	13%
Bodega de Remates	7%	46,221	6%	42,597		(3,625)	-8%
Salinas y Rocha	13%	85,441	9%	72,822		(12,619)	-15%
Elektricity	0%	-	2%	13,134		13,134	n.m.

TOTAL	100%	672,258	100%	773,430		101,173	15%

Banco Azteca

Branches

Branches in Grupo Elektra Stores	66%	832	70%	1,008		176	21%
Freestanding Branches	1%	14	3%	45		31	n.m.
Branches in Other non Grupo Elektra Stores	33%	421	27%	387		(34)	-8%
Panama	-	-	0%	6		6	n.m.

TOTAL	100%	1,267	100%	1,446		179	14%

Employees

Commercial Employees	52%	13,059	49%	15,695		2,636	20%
Financial Employees	48%	12,025	51%	16,148		4,123	34%

TOTAL	100%	25,084	100%	31,843		6,759	27%

OPERATIONAL AND FINANCIAL RATIOS

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)		237,716		244,876		7,160	3%
LTM Earnings per Share (1)		6.74		7.80		1.06	16%
Earnings per Share (6 months)		3.56		3.55		(0.00)	0%
LTM Price Earnings ( P / E ) (1)		10.11	x	10.26	x	0.14	1%
LTM Firm Value / EBITDA. ( FV / EBITDA) (2)		6.24	x	6.18	x	(0.06)	-1%
Price Book Value ( P / BV )		2.26	x	2.47	x	0.21	10%
Price of Elektra * Share (Mexican Stock Exchange)		68.18		80.00		11.82	17%

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.